Filed Pursuant to Rule 433
Registration No. 333-269858

Issuer Free Writing Prospectus dated August 7, 2024 relating to

Preliminary Prospectus Supplement dated August 7, 2024

(To Prospectus dated February 17, 2023)

$1,000,000,000

$500,000,000 4.950% Senior Notes due 2029

$500,000,000 5.400% Senior Notes due 2034

Final Term Sheet

August 7, 2024

Issuer:	BorgWarner Inc.
Type of Offering:	SEC registered (No. 333-269858)
Anticipated Ratings:*	Moody’s: Baa1 (Stable) / S&P: BBB (Stable) / Fitch: BBB+ (Stable)
Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Wells Fargo Securities, LLC Barclays Capital Inc. Deutsche Bank Securities Inc. PNC Capital Markets LLC
Trade Date:	August 7, 2024
Settlement Date:**	August 16, 2024 (T+7)
	4.950% Senior Notes due 2029 (the “2029 Notes”)	5.400% Senior Notes due 2034 (the “2034 Notes”)
Principal Amount:	$500,000,000	$500,000,000
Stated Maturity Date:	August 15, 2029	August 15, 2034
Coupon (Interest Rate):	4.950% per annum	5.400% per annum
Interest Payment Dates:	Semi-annually on February 15 and August 15 of each year, commencing February 15, 2025 (short first coupon)	Semi-annually on February 15 and August 15 of each year, commencing February 15, 2025 (short first coupon)
Price to Public (Issue Price):	99.790%	99.467%
Spread to Benchmark Treasury:	+120 bps	+150 bps
Benchmark Treasury:	UST 4.000% due July 31, 2029	UST 4.375% due May 15, 2034
Benchmark Treasury Price and Yield:	100-29; 3.798%	103-08; 3.970%

Yield to Maturity:	4.998%	5.470%
Make-Whole Call:

Prior to July 15, 2029 (one month prior to the maturity date of the 2029 Notes) (the “2029 Notes Par Call Date”), the Issuer may redeem the 2029 Notes, in whole at any time or in part at any time and from time to time, at its option, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)    (a) the sum of the present values of the remaining scheduled payments of principal and interest on the 2029 Notes being redeemed discounted to the redemption date (assuming the 2029 Notes matured on the 2029 Notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, less (b) interest accrued on such 2029 Notes to the redemption date, and

(2)    100% of the aggregate principal amount of the 2029 Notes being redeemed on the redemption date,

plus, in either case, accrued and unpaid interest on the 2029 Notes being redeemed to the redemption date.

Prior to May 15, 2034 (three months prior to the maturity date of the 2034 Notes) (the “2034 Notes Par Call Date”), the Issuer may redeem the 2034 Notes, in whole at any time or in part at any time and from time to time, at its option, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)    (a) the sum of the present values of the remaining scheduled payments of principal and interest on the 2034 Notes being redeemed discounted to the redemption date (assuming the 2034 Notes matured on the 2034 Notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, less (b) interest accrued on such 2034 Notes to the redemption date, and

(2)    100% of the aggregate principal amount of the 2034 Notes being redeemed on the redemption date,

plus, in either case, accrued and unpaid interest on the 2034 Notes being redeemed to the redemption date.

Par Call:	On and after July 15, 2029 (one month prior to the maturity date of the 2029 Notes), the Issuer may redeem the 2029 Notes, in whole at any time or in part at any time and from time to time, at its option, at a redemption price equal to 100% of the principal amount of the 2029 Notes being redeemed, plus accrued and unpaid interest on the principal amount being redeemed to, but excluding, the redemption date.	On and after May 15, 2034 (three months prior to the maturity date of the 2034 Notes), the Issuer may redeem the 2034 Notes, in whole at any time or in part at any time and from time to time, at its option, at a redemption price equal to 100% of the principal amount of the 2034 Notes being redeemed, plus accrued and unpaid interest on the principal amount being redeemed to, but excluding, the redemption date.
CUSIP / ISIN:	099724AP1 / US099724AP16	099724AQ9 / US099724AQ98

*Note: None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

**It is expected that delivery of the Senior Notes will be made against payment therefor on or about August 16, 2024, which is the seventh business day following the date hereof (such settlement cycle being referred to as “T+7”). Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Senior Notes prior to one business day before delivery of the Senior Notes will be required, by virtue of the fact that the Senior Notes initially will settle in T+7, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement including a prospectus and prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling BofA Securities, Inc. toll-free at 1-800-294-1322; Citigroup Global Markets Inc. toll-free at 1-800-831-9146; or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.